

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 16, 2006

Duravest, Inc.
Attn: Dr. Ogan Gurel
101 N. Wacker Drive, Suite 2006
Chicago, IL 60606

> **Re:** **Duravest, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 23, 2006**
> **File No. 000-27489**

Dear Dr. Gurel:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. In the interests of providing full disclosure, please amend your 8-K to provide a complete description of the documents and information that you were unable to provide to your auditors and clearly state the reasons you were unable to provide such information. Please obtain and file an updated letter from the predecessor accountant that agrees with your revised disclosures or states the extent to which it does not agree.

2. You've stated in the letter to shareholders that the auditors should have been more proactive in ensuring the "good-will" assessment was completed at an earlier

date. Please note that this evaluation is actually management's responsibility as it is an element of financial statement preparation.

3. We note that you are delinquent in filing your December 31, 2005 10-KSB and your first quarter 10-QSB. We further note that you have not yet provided the financial statements of Bio-Magnetic Therapy Systems, Inc. as required by SB 310(c)(3). Please file as required or tell us when you expect to do so.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, please call Blaise Rhodes at (202) 551-3774.

Sincerely,

Blaise A. Rhodes
Staff Accountant